AMENDED AND RESTATED VOTING AGREEMENT

This AMENDED AND RESTATED VOTING AGREEMENT (the "Agreement") is made and entered into as of June 21, 2023, by and among **BLUON, INC.**, a Delaware corporation (the "Company"), the holders of the Company's Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred"), Series B Preferred Stock, par value $0.0001 per share (the "Series B Stock") and Series B-1 Preferred Stock, par value $0.0001 per share (the "Series B-1 Stock" and, together with the Series B Stock, the "Series B Preferred" and the Series B Preferred together with the Series A Preferred, the "Preferred Stock"), listed on the Schedule of Investors attached as Schedule A hereto (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Sections 11.8 or 11.9 below, the "Investors"), and the holders of the Company's Common Stock, par value $0.0001 per share (the "Common Stock"), and certain holders of options, warrants or other rights to acquire Common Stock listed on the Schedule of Common Holders attached as Schedule B hereto (together with any subsequent stockholders or option, warrant or other rights holders, or any transferees, who become parties hereto as "Common Holders" pursuant to Sections 11.8 or 11.9 below, the "Common Holders"). The Investors and the Common Holders are individually referred to herein as a "Stockholder" (and, together with the Company, a "Party") and are collectively referred to herein as the "Stockholders" (and, together with the Company, the "Parties"). The Company's Board of Directors is referred to herein as the "Board."

RECITALS

WHEREAS, the Company proposes to issue and sell shares of Series B Stock pursuant to (i) a Second Series B Extension Preferred Stock Purchase Agreement (the "Purchase Agreement") providing for the sale of shares of Series B Stock and (ii) a Subscription Agreement pursuant to which the Company proposes to offer and sell Series B Stock through the Wefunder crowdfunding portal (the "Subscription Agreement"). Certain of the Investors (the "Existing Investors") and the Common Holders are parties to that certain Voting Agreement by and among the Company and the parties thereto dated December 15, 2021 and amended by that certain (i) Amendment No.1 to Amended and Restated Voting Agreement date December 23, 2021 and (i) Amendment No.2 to Amended and Restated Voting Agreement date February 8, 2023 (as amended, the "Prior Agreement");

WHEREAS, the Company's Restated Certificate of Incorporation (as the same may be amended and/or restated from time to time, the "Certificate of Incorporation") provides that (a) holders of shares of Common Stock, voting as a separate class, shall elect two (2) members of the Board (the "Common Directors"), (b) holders of shares of the Company's Series A Preferred, voting as a separate class, shall elect one (1) member of the Board (the "Series A Director"), (c) holders of shares of the Company's Series B Stock, voting as a separate class, shall elect one (1) member of the Board (the "Series B Director") and (d) holders of shares of Common Stock and holders of shares of Preferred Stock (on an as converted to Common Stock basis), voting together as a single class, shall be entitled to elect the remaining members of the Board (the "Joint Directors"); and

WHEREAS, the Company, the Common Holders and the Existing Investors party to the Prior Agreement desire to amend and restate that agreement to provide those Investors purchasing shares of the Series B Stock pursuant to the Purchase Agreement with the right, among other rights, to elect certain members of the board of directors of the Company (the "Board") in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Agreement to Vote. Each Stockholder, as a holder of Common Stock and/or Preferred Stock, hereby agrees on behalf of itself and any transferee or assignee of any such shares of Common Stock and/or Preferred Stock, by whatever name called, now owned or subsequently acquired (including, without limitation, any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution for such shares or other securities) (hereinafter collectively referred to as the "Shares"), to hold all such Shares subject to, and to vote all such Shares at a regular or special meeting of stockholders (or by written consent) in accordance with, the provisions of this Agreement.

2. Voting Provisions Relating to the Board.

2.1 Election of Directors.

(a) In any election of directors of the Company to elect the Common Directors, Stockholders holding shares of Common Stock shall each vote at any regular or special meeting of stockholders (or by written consent) all shares of Common Stock then owned by them (or as to which they then have voting power) to elect two (2) directors, (i) one of which directors shall be nominated by the holders of a majority of the then outstanding shares of Common Stock held by the Common Holders who are then providing services to the Company as officers, employees or consultants, which individual shall initially be Matt Case, and (ii) one of which directors shall be the Company's Chief Executive Officer as appointed by the Board from time to time, who shall initially be Peter Capuciati (the "CEO Director"), provided that if for any reason the CEO Director shall cease to serve as the Company's Chief Executive Officer, Stockholders holding shares of Common Stock shall promptly vote their respective shares (x) to remove the former Chief Executive Officer from the Board if such person has not resigned as a member of the Board and (y) to elect such person's replacement as Chief Executive Officer of the Company as appointed by the Board (excluding such former CEO Director) as the new CEO Director.

(b) In any election of directors of the Company to elect the Series A Director, and for so long as EIF owns at least fifty percent (50%) of the Common Stock issued or issuable upon conversion of the Series A Preferred purchased by such Investor pursuant to the Company's Series A Preferred Stock Purchase Agreement dated March 12, 2019 (as adjusted for stock splits, stock dividends, combinations, recapitalizations or the like), Stockholders holding shares of Series A Preferred shall each vote at any regular or special meeting of stockholders (or by written consent) all shares of Series A Preferred then owned by them (or as to which they then have voting power) to elect one (1) director nominated by Ecosystem Integrity Fund III, L.P.

(together with its Affiliates (as defined below), "EIF"), which individual shall initially be Devin Whatley.

(c) In any election of directors of the Company to elect the Series B Director, and for so long as MacKinnon Bennett & Co., together with its Affiliates, (collectively, "MKB") owns at least fifty percent (50%) of the Series B Stock purchased by such Investor pursuant to the Company's Series B Preferred Stock Purchase Agreement dated December 15, 2021, as the same may be amended and/or restated from time to time, (as adjusted for stock splits, stock dividends, combinations, recapitalizations or the like), Stockholders holding shares of Series B Stock shall each vote at any regular or special meeting of stockholders (or by written consent) all shares of Series B Stock then owned by them (or as to which they then have voting power) to elect one (1) director nominated by MKB, which individual shall initially be Chanel Damphousse.

(d) In any election of directors of the Company to elect a Joint Director, the Stockholders shall each vote at any regular or special meeting of stockholders (or by written consent) all Shares then owned by them (or as to which they then have voting power) to elect two (2) Joint Directors not otherwise affiliated with any of the Parties or their Affiliates who are mutually acceptable to the Common Directors and the Series A Director. One of the Joint Directors shall initially be David Gordon; the other Joint Director seat shall initially be vacant.

(e) In the absence of any nomination from the persons with the right to nominate a director as specified above, the director or directors previously nominated by such persons and then serving shall be reelected if still eligible to serve as provided herein.

(f) To the extent that the application of subsections 2.2(a) through 2.2(d) above shall result in the designation of less than all of the authorized directors, then any remaining directors shall be nominated and elected by the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Certificate of Incorporation.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "Person") shall be deemed an "Affiliate" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

2.2 Removal; Vacancies.

(a) Any director of the Company may be removed from the Board in the manner allowed by law and the Certificate of Incorporation and Bylaws; provided, however, with respect to any director nominated pursuant to subsections 2.2(a), 2.2(b) or 2.2(c) above, only upon the vote or written consent of the Stockholders (or other persons) entitled to nominate such director.

(b) Any vacancy created by the resignation, removal or death of a director elected pursuant to Section 2.2 above shall be filled pursuant to the provisions of Section 2.2; provided, however, that, if permitted by the Company's Bylaws, the Board may fill any vacancy as directed orally or in writing by the Stockholders entitled to nominate such director.

(c) All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

3. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

4. Drag Along Right; Sale Restriction.

4.1 Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale") or (b) a transaction that qualifies as a "Liquidation Event" as defined in the Certificate of Incorporation.

4.2 Actions to be Taken. In the event that (x) the Board, (y) the holders of a majority of the then outstanding shares of Common Stock held by the Common Holders who are then providing services to the Company as officers, employees or consultants, voting as a separate class and (z) the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class and on an as-converted basis (the persons set forth in clause (y) and (z) collectively, the "Selling Holders") approve a Sale of the Company, then each Stockholder hereby agrees with respect to all Shares which it own(s) or over which it otherwise exercises voting or dispositive authority:

(a) in the event such transaction is to be brought to a vote at a stockholder meeting, after receiving proper notice of any meeting of stockholders of the Company, to vote on the approval of a Sale of the Company, to be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(b) to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of such Sale of the Company and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(c) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this

Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Holders or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(d) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Holders;

(e) if the Sale of the Company is structured as a Stock Sale, to sell the same proportion of his, her or its Shares as is being sold by the Selling Holders, and, except as permitted in Section 4.3 below, on the same terms and conditions as the Selling Holders;

(f) not to deposit, and to cause their affiliates not to deposit, except as provided in this Agreement, any Shares owned by such Stockholder or affiliate in a voting trust or subject any such Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(g) if the consideration to be paid in exchange for the Shares pursuant to this Section 4 includes any securities and due receipt thereof by any Stockholder would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(h) in the event that the Selling Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

4.3 Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Section 4.2 above in connection with any proposed Sale of the Company (the "Proposed Sale") unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Stockholder's Shares, including, without limitation, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquiror and are enforceable against the Stockholder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency by which such Stockholder is subject or bound;

(b) the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company in connection with such Proposed Sale, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to the amount of consideration paid to such Stockholder in connection with such Proposed Sale (in accordance with the provisions of the Certificate of Incorporation);

(d) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Certificate of Incorporation) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e) upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other

holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Liquidation Event (assuming for this purpose that the Proposed Sale is a Liquidation Event) in accordance with the Certificate of Incorporation in effect immediately prior to the Proposed Sale;

(f) subject to subsection 4.3(e) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of a series or class of capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such series or class of capital stock will be given the same option; provided, however, that nothing in this subsection 4.3(f) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders; and

(g) if such Stockholder is not an employee of the Company, such Stockholder is not required in connection with such Proposed Sale to agree to (i) any covenant not to compete with any party and/or any covenant not to solicit or hire customers, employees or suppliers of any party, or (ii) any release of claims other than those arising solely in such Stockholder's capacity as a stockholder of the Company.

4.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction were a Liquidation Event).

5. Legend on Share Certificates. Each certificate representing any Shares shall be endorsed by the Company with a legend reading substantially as follows:

> "THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE ISSUER), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID VOTING AGREEMENT."

6. Bad Actor Representations and Covenants.

6.1 Stockholder Bad Actor Status. Each Stockholder hereby represents and warrants to the Company that, except as disclosed in writing to the Company, none of the "Bad Actor" disqualifying events described in Rule 506(d)(1)(i) - (viii) promulgated under the Act (which are excerpted in their current form on Exhibit B) (each, a "Disqualification Event"), is

applicable to such Stockholder. Each Stockholder covenants to provide written notice to the Company in the event that a Disqualification Event becomes applicable to such Stockholder as set forth in Rule 506(d) of Regulation D promulgated by the SEC, as may be amended from time to time. Each Stockholder covenants to provide such information to the Company as the Company may reasonably request in order to comply with the disclosure obligations set forth in Rule 506(e) of Regulation D promulgated by the SEC, as may be amended from time to time.

6.2 Director Nominee Status. Each Stockholder with the right to nominate or participate in the nomination of a director as specified above hereby represents and warrants to the Company that, to such Party's knowledge, no Disqualification Event is applicable to such Stockholder's initial nominee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and which has been disclosed in writing to the Company. Any director nominee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "Disqualified Nominee". Each Stockholder with the right to nominate or participate in the nomination of a director as specified above hereby covenants and agrees (a) not to nominate or participate in the nomination of any director nominee who, to such Party's knowledge, is a Disqualified Nominee and (b) that in the event such Party becomes aware that any individual previously nominated by any such Party is or has become a Disqualified Nominee, such Party shall as promptly as practicable take such actions as are necessary to remove such Disqualified Nominee from the Board and nominate a replacement nominee who is not a Disqualified Nominee.

7. Covenant of the Company. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by the Company.

8. No Liability for Election of Recommended Directors. Neither any Party to this Agreement, nor any officer, director, stockholder, partner, member, employee or agent of any such Party, makes any representation or warranty as to the fitness or competence of the nominee of any Party hereunder to serve on the Board by virtue of such Party's execution of this Agreement or by the act of such Party in voting for such nominee pursuant to this Agreement.

9. Remedies.

9.1 Grant of Proxy and Power of Attorney; No Conflicting Agreements. Each Stockholder hereby constitutes and appoints as the proxies of such Stockholder, and hereby grants a power of attorney, to (a) the President of the Company and (b) a stockholder or other person designated by the Selling Holders, and each of them, with full power and substitution, with respect to the matters set forth herein, and hereby authorizes each of them to represent and to vote, if and only if such Stockholder (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent) in a manner which is inconsistent with the terms of this Agreement, all of such Stockholder's Shares in the manner provided in Sections 2, 3 and 4 hereof, and hereby authorizes each of them to take any action necessary to give effect to the provisions contained in Sections 2, 3 and 4 hereof. Each of the proxy and power of attorney granted in this Section 9.1 is given in consideration of the agreements and covenants of the Parties in connection with the transactions contemplated by this Agreement and, as such, each is

coupled with an interest and shall be irrevocable until this Agreement terminates pursuant to its terms or this Section 9 is amended to remove such grant of proxy and power of attorney in accordance with Section 11.5 hereof. Each Stockholder hereby revokes any and all previous proxies or powers of attorney with respect to such Stockholder's Shares and shall not hereafter, until this Agreement terminates pursuant to its terms or this Section 9 is amended to remove this provision in accordance with Section 11.5 hereof, grant, or purport to grant, any other proxy or power of attorney with respect to such Shares, deposit any of such Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or power of attorney or give instructions with respect to the voting of any of such Shares, in each case, with respect to any of the matters set forth in this Agreement.

9.2 Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any other Party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

9.3 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

10. Execution by the Company. The Company, by its execution in the space provided below, agrees that it will cause the certificates evidencing the Shares issued after the date hereof to bear the legend required by Section 5 hereof, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing shares of capital stock of the Company upon written request from such holder to the Company at its principal office. The Parties hereto do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by Section 5 hereof and/or failure of the Company to supply, free of charge, a copy of this Agreement, as provided under this Section 10, shall not affect the validity or enforcement of this Agreement.

11. Miscellaneous.

11.1 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

11.2 Notices.

(a) All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier to occur of actual receipt or: (a) upon personal delivery to the Party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; or if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of

receipt. All communications shall be sent to the respective Parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 11.2).

(b) Each Stockholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below on such Stockholder's signature page hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

11.3 Term. This Agreement shall terminate and be of no further force or effect upon the earliest to occur of: (a) the consummation of the Company's sale of its Common Stock or other securities in a firm commitment underwritten public offering pursuant to a registration statement under the Act (other than a registration statement relating either to sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a SEC Rule 145 transaction) or (b) the consummation of a Liquidation Event, provided that in the event such Liquidation Event involves the sale, transfer or other disposition of all or substantially all of the Company's assets, this Agreement shall terminate upon the distribution of the consideration for such sale and all remaining assets to the Company's stockholders, provided, further, that the provisions of Section 4 hereof shall continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 4 with respect to such Sale of the Company.

11.4 Manner of Voting. The voting of shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

11.5 Amendments and Waivers. Any term hereof may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (a) the Company, (b) the holders of a majority of the then outstanding Shares of Common Stock held by the Common Holders who are then providing services to the Company as officers, employee or consultants, and (c) the holders of a majority of the then outstanding Shares of Preferred Stock held by the Investors. Notwithstanding the foregoing, (i) the provisions of Section 2.1(b) (and Section 2.2 in regards to Section 2.1(b)) and this Section 11.5(i) may be amended and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of EIF, (ii) the provisions of Section 2.1(c) (and Section 2.2 in regards to Section 2.1(c)) and this Section 11.5(ii) may be amended and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of MKB and (iii) the provisions of Section 4 may be amended and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Selling Holders. Any amendment or waiver so effected shall be binding upon all the Parties hereto and all Parties' respective successors and permitted assigns, whether or not any such Party, successor or assign entered into or approved such amendment or waiver. Notwithstanding the foregoing:

(a) this Agreement may not be amended or terminated, and the observance of any term of this Agreement may not be waived, with respect to the express rights and obligations herein of any Investor or Common Holder without the written consent of such Investor or Common Holder unless such amendment, termination or waiver applies to the express rights and obligations herein of all Investors or Common Holders, as the case may be, in substantially the same fashion; and

(b) the consent of the Common Holders shall not be required for any amendment or waiver if such amendment or waiver either (i) is not directly applicable to the express rights and obligations herein of the Common Holders hereunder; or (ii) does not adversely affect the express rights and obligations herein of the Common Holders in a manner that is different than the effect on the rights of the other parties hereto.

11.6 Stock Splits, Stock Dividends and Recapitalizations. In the event of any issuance of shares of the Company's voting securities hereafter to any of the Parties hereto (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization or the like), such shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Section 5.

11.7 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

11.8 Binding Effect on Transferees, Heirs, Successors and Assigns. In addition to any restriction on transfer that may be imposed by any other agreement by which any Party hereto may be bound, this Agreement shall be binding upon the Parties, their respective transferees, heirs, successors and assigns; provided that for any such transfer to be deemed effective, the transferee shall have executed and delivered to the Company in advance an Adoption Agreement substantially in the form attached hereto as Exhibit A (the "Adoption Agreement"). The Company shall not record any transfer of Shares on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 11.8. Upon the execution and delivery of an Adoption Agreement by a transferee reasonably acceptable to the Company, such transferee shall be deemed to be a Party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages hereto and shall be deemed to be an Investor and Stockholder, or Common Holder and Stockholder, as applicable. By its execution hereof or of any Adoption Agreement, each of the Stockholders appoints the Company as its attorney-in-fact for the purpose of executing any Adoption Agreement which may be required to be delivered hereunder. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective transferees, heirs, successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

11.9 Additional Parties.

(a) Notwithstanding Section 11.5, no consent shall be necessary to add additional Investors as signatories to this Agreement, provided that such Investors have (i) purchased Series B Stock pursuant to the Purchase Agreement or Subscription Agreement and (ii) executed and delivered either (A) an Adoption Agreement substantially in the form attached hereto as Exhibit A or (B) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person thereafter shall be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any person to issue shares of capital stock to such person (other than to a purchaser of Series B Stock described in Section 11.9(a) above), following which such person would hold Shares representing one percent (1%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise or conversion of all then outstanding options, warrants or convertible securities (whether or not then exercisable or convertible) as outstanding), then (i) the Company shall cause such person, as a condition precedent to the issuance of such capital stock, to become a party to this Agreement by executing an Adoption Agreement substantially in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Common Holder and Stockholder hereunder and thereafter such person shall be deemed a Common Holder and Stockholder for all purposes under this Agreement and (ii) notwithstanding Section 11.5, no consent shall be necessary to add such person as a signatory to this Agreement.

11.10 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

11.11 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof and thereof, and supersedes all other agreements of the Parties relating to the subject matter hereof and thereof.

11.12 Counterparts. This Agreement may be executed by electronic signature and in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument. Counterparts may be delivered by facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

11.13 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence thereto, or of any similar breach or default thereafter occurring; nor shall any

waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provision or condition of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

11.14 Further Assurances. At any time or from time to time after the date hereof, the Parties agree to cooperate with each other, and at the request of any other Party, to execute and deliver any further instruments or documents and to take all such further action as the other Party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the Parties hereunder.

11.15 Aggregation. All Shares held or acquired by a Stockholder and/or its affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

COMPANY

BLUON, INC.

By: ______________________________

Name: Peter Capuciati

Title: Chief Executive Officer

Address: ______________________________

____

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INVESTORS:

ECOSYSTEM INTEGRITY FUND III, LP

By: EIF Partners III, LLC
Its General Partner

By: ______________________________

Name: Devin Whatley

Title: Managing Member

Address:

____

____

Email Address: devin@ecosystemintegrity.com